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                                    FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                            Report of Foreign Issuer

                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                        For the month of September, 2005

                        Commission File Number: 333-07654


                                  ENDESA, S.A.
                 (Translation of Registrant's Name into English)

                              Ribera del Loira, 60
                               28042 Madrid, Spain
                     (Address of principal executive office)

        Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
                Form 20-F   X            Form 40-F
                          -----                    -----

       Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
                     Yes                        No   X
                          -----                    -----
       Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
                     Yes                        No   X
                          -----                    -----

    Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:
                     Yes                        No   X
                          -----                    -----

  If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A
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                                                     Madrid, 12th September 2005



Dear                   ,

I am writing to update you on Endesa's response to the hostile tender offer launched by Gas Natural (the "Offer") and inform you of what to expect from us in the coming weeks.

As you will have seen, Endesa's Board of Directors has rejected the offer unanimously based on the conviction that it is grossly inadequate and not in the best interests of our shareholders. We strongly believe Endesa's stand-alone Strategic Plan will deliver superior value to our shareholders compared to the (highly uncertain) value implied by the Offer. Furthermore, Endesa's Board of Directors is confident of achieving this superior value without the significant risk entailed by the proposed transaction.

We are currently preparing a comprehensive response to the offer and will contact you shortly to schedule a time to discuss it in person. In the meantime, we ask for your continued support and confidence in the strong positive momentum of the Endesa story.

Yours sincerely,





Rafael Miranda
CEO

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                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                        ENDESA, S.A.

Dated: September 14th, 2005                  By: /s/ Alvaro Perez de Lema
                                                 --------------------------
                              Name: Alvaro Perez de Lema
                              Title: Manager of North America Investor Relations